[redacted]

09042888

AB
12/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66282

SEC Mail Processing
Section

NOV 3 0 2009

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Abramson Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 9th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Abramson (212) 628-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
12/16

OATH OR AFFIRMATION

I, Keith Abramson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abramson Financial, LLC, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

FRANK E. BISK
Notary Public, State of New York
No. 02BI5041288
Qualified in New York County
Commission Expires ~~March 27,~~ 9/26/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Abramson Financial, LLC

We have audited the statement of financial condition of Abramson Financial, LLC as of September 30, 2009, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abramson Financial, LLC as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
November 23, 2009

ABRAMSON FINANCIAL, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

SEPTEMBER 30, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 9/30/09 [99]
SEC FILE NO. 8-66282 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ [200]		$ [750]
2. Receivables from brokers or dealers:			
A. Clearance account	142,705 [295]		
B. Other	[300]	$ [550]	142,705 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	225,713 [424]		
E. Spot commodities	[430]		225,713 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $			
B. Other securities $			
7. Secured demand notes	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $			
B. Other securities $			
8. Memberships in exchanges:			
A. Owned, at market $			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 368,418 [540]	$ [740]	$ 368,418 [940]

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 (13)	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other (10)		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	8,270	1205		1385	8,270	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	(12)	1390	(14)	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders (9) $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value				1410		1720
from outsiders $						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 8,270	1230	$	1450	$ 8,270	1760

Ownership Equity

21. Sole proprietorship	(15) $		1770
22. Partnership (limited partners (11) $ [1020])		360,148	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury	(16)	( )	1796
24. TOTAL OWNERSHIP EQUITY	$	360,148	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	368,418	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/09

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 360,148	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 360,148	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	4,514	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(4,514)	3740
10.	Net Capital			$ 355,634	3750

OMIT PENNIES

There were no material differences between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited September 30, 2009 Form X-17A-5 Part IIA filing.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	551	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	350,634	3770
15 Excess net capital at 100% (line 10 less 10% of line 19) 22	$	354,807	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. liabilities from Statement of Financial Condition				$	8,270	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3838
19. Total aggregate indebtedness				$	8,270	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ① by line 10)				%	2	3750
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC

For the period (MMDDYY) from 24 10/1/08 [3932] to 9/30/09 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 25	3935
	b. Commissions on listed option transactions		3938
	c. All other securities commissions	519,657	3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading	(306)	3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts	26	3952
4.	Profit (loss) from underwriting and selling groups		3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	1,198	3995
9.	Total revenue	520,549	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			$ 27	4120
11.	Other employee compensation and benefits				4115
12.	Commissions paid to other broker-dealers			192,760	4140
13.	Interest expense				4075
	a. Includes interest on accounts subject to subordination agreements		4070		
14.	Regulatory fees and expenses				4195
15.	Other expenses			57,693	4100
16.	Total expenses			$ 250,453	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 270,096	4210
18.	Provision for Federal income taxes (for parent only)			28	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
	a. After Federal income taxes of		4238		
20.	Extraordinary gains (losses)				4224
	a. After Federal income taxes of		4239		
21.	Cumulative effect of changes in accounting principles				4225
22.	Net income (loss) after Federal income taxes and extraordinary items			$ 270,096	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ 9,977	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC

For the period (MMDDYY) from 10/1/08 to 9/30/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$ 199,897	4240
	A. Net income (loss)			270,096	4250
	B. Additions (includes non-conforming capital of	29	4262)		4260
	C. Deductions (includes non-conforming capital of	(	4272)	(109,845)	4270
2.	Balance, end of period (From item 1800)			$ 360,148	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30	$	4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Abramson Financial, LLC as of 9/30/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Pershing, LLC	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	4600	4601	4602	4603	4604	4605
33	4610	4611	4612	4613	4614	4615
34	4620	4621	4622	4623	4624	4625
35	4630	4631	4632	4633	4634	4635
36	4640	4641	4642	4643	4644	4645
37	4650	4651	4652	4653	4654	4655
38	4660	4661	4662	4663	4664	4665
39	4670	4671	4672	4673	4674	4675
40	4680	4681	4682	4683	4684	4685
41	4690	4691	4692	4693	4694	4695

TOTAL $ 42 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

ABRAMSON FINANCIAL, LLC

STATEMENT OF CASH FLOWS

For the year ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 270,096
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in Receivable from broker	10,884
Increase (decrease) in Accounts payable and accrued expenses	2,570
Net cash provided by operating activities	283,550
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to member	(109,845)
Net increase in cash	173,705
CASH AND CASH EQUIVALENTS	
Beginning of year	52,008
End of year	$ 225,713

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Abramson Financial, LLC (the ***"Company"***), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers money market instruments to be cash equivalents. These are reflected as other securities in its Statement of Financial Condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member Limited Liability Company, the Company is not subject to federal, state or local taxation. Rather, its taxable income is reported by its sole member.

(3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. The Company has negotiated a clearing agreement with Pershing LLC whereby all customer transactions are cleared on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2009, the Company had net capital of $355,634, which was $350,634 in excess of the net capital requirements of $5,000. These net capital requirements may effectively restrict the Company's ability to make distributions to its sole member.

(4) VARIOUS ASSETS AND CONCENTRATION OF CREDIT RISK

Receivables from brokers or dealers in the Statement of Financial Condition include $42,705 in commissions and interest receivable and a $100,000 deposit maintained in accordance with an agreement with the Company's clearing broker. The receivables and the Company's investment in a money market mutual fund represent concentrations of credit risk. Management believes the potential for loss is minimal.

(5) CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warrantees and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 23, 2009, the date of the Company's financial statement issuance and determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

BBD BRIGGS BUNTING & DOUGHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Member
Abramson Financial, LLC

In planning and performing our audit of the financial statements of Abramson Financial, LLC (the ***"Company"***), as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A control deficiency exists when the design or operation of a control does not allow management or

employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
November 23, 2009